Exhibit 19
Policy LP-LG-2: Insider Trading Policy

1.    Purpose and Compliance
This policy is intended to promote compliance with the securities laws, protect the Company’s (as defined in Section 6.1) and its employees’ reputation for integrity and ethical behavior and avoid the misuse of Material Nonpublic Information (as defined in Section 6.8) by establishing procedures designed to prevent insider trading or allegations of insider trading.

Covered Persons (as defined in Section 2.1) must understand and adhere to this policy. Severe penalties may be imposed on the Company, individual directors, officers and other supervisory personnel in case of violations. Furthermore, public and investor confidence, regulatory relations, vendor and customer engagements and other business relationships can be damaged or lost by failure to comply with the securities laws or the Company’s policies regarding insider trading. Covered Persons may also be subject to:

(i)disciplinary action by the Company, including ineligibility for future participation in the Company’s equity incentive plans and termination of employment for cause, regardless of whether the law was violated;
(ii)civil penalties of up to three times the profits earned or losses avoided;
(iii)a criminal fine of up to $5 million, no matter how small the profit obtained; and
(iv)a jail term of up to 20 years.

Although this policy is intended to assist Covered Persons, compliance with this policy and the laws against insider trading is an individual responsibility. Covered Persons are also responsible for compliance with this policy by any Family Member (as defined in Section 6.7) or entity whose Trades (as defined in Section 6.13) are subject to this policy, as discussed in Section 2.1 below.

There are no exceptions to this policy except as expressly noted herein. Trades that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small Trades, are not excepted by this policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper Trade must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

2.    Scope and Applicability

2.1.    Persons Subject to the Policy
This policy applies to:

(i)employees of the Company;
(ii)officers of the Company;
(iii)members of the Company’s board of directors;
(iv)consultants, advisors or contractors who are subject to the Company’s policies, either through an engagement, non-disclosure, or other agreement related to the services provided or who are reasonably expected to be exposed to Material Nonpublic Information through their relationship with the Company; and
(v)other individuals as designated by the General Counsel from time to time (“Covered Persons”).

The restrictions in this policy also apply to the Family Members of Covered Persons and to any entities that Covered Persons or their Family Members influence or control, including any trusts, partnerships, corporations, foundations and similar entities.

2.2.    Trades Subject to the Policy
This policy applies to all Trades in Company Securities, including:

(i)common stock and options for common stock;
(ii)any other securities the Company may issue from time to time, such as bonds, debt securities, preferred stock, warrants and convertible debentures; and
(iii)derivative securities relating to the Company’s stock, whether or not issued by the Company, such as publicly-traded options or swaps relating to Company securities (“Company Securities”).

2.3    Application of Policy after Employment or Affiliation Terminates
If a Covered Person’s employment or relationship with the Company terminates at a time when they have or believe they may be aware of Material Nonpublic Information, the prohibition on Trading on such information continues until the market absorbs such information following a public announcement by the Company or another authorized party, or until the information is no longer material.

If a Leidos Insider’s (as defined in Section 6.10) or Control Group member’s (as defined in Section 6.4) employment or affiliation with the Company terminates during a blackout period, such Leidos Insider or Control Group member may not conduct any Trades in Company Securities until the blackout period has ended.

Covered Persons are reminded that the securities laws always apply, even after their relationship with the Company has ended. Covered Persons are encouraged to seek guidance from the Compliance Officer (as defined in Section 6.3) in case there are questions as to whether they be aware of Material Nonpublic Information after they have left the Company.

3.    Policy

3.1    Prohibition against Insider Trading and Tipping
Covered Persons may become aware of Material Nonpublic Information due to their relationship with the Company. Covered Persons may not:

(i)Trade in any Company Securities at any time on the basis of Material Nonpublic Information concerning the Company,
(ii)Trade in Securities of any other companies, such as the Company’s customers, vendors, suppliers, possible acquisition or merger targets, or other business partners, on the basis of Material Nonpublic Information concerning these companies, and
(iii)assist anyone engaged in the above activities.

In addition to these trading restrictions, Covered Persons may not communicate Material Nonpublic Information learned or developed through their relationship with the Company to any other person, including Family Members, friends or business or social acquaintances (commonly referred to as “tipping”).

Covered Persons may not make any recommendations or express opinions about Trading in Company Securities or another business partner’s Securities on the basis of such information. This prohibition applies whether or not the Covered Person receives any benefit from the other person’s use of that information.

If a Covered Person is unsure whether the information they possess would qualify as Material Nonpublic Information, they should refrain from Trading and seek guidance from the Compliance Officer.

3.2    Trading Restrictions
The trading restrictions in this policy do not apply to the following:

3.2.1    Permitted Transactions

3.2.1.1    Stock Options
This policy permits the exercise of an employee stock option acquired under a Company plan if the exercise price of such option is paid:

(i)in cash,
(ii)through a Net Settlement (as defined in Section 6.9), or
(iii)through a stock swap (where already-owned shares of Company stock are used to pay the exercise price of the options),

provided that the Company shares issued upon the option exercise are retained.

This policy also permits the exercise of a tax withholding right, under which the Company withholds shares to satisfy tax liabilities associated with the option exercise. Refer to Section 3.2.2.1 below for restricted Trades involving stock options.

3.2.1.2    Restricted Stock Unit and Performance Share Awards
This policy permits the vesting of restricted stock units or performance shares granted by the Company under a Company plan. It also allows the exercise of a tax withholding right, under which the Company withholds shares to satisfy tax liabilities associated with the vesting.

3.2.1.3    Employee Stock Purchase Plans
This policy permits automatic and ongoing purchases of Company stock under the Employee Stock Purchase Plan and any other equity-based plan that provides a similar opportunity to elect automatic and ongoing purchases of Company stock through payroll deductions or reinvestment of dividends if the election or enrollment to participate in the plan and the decision regarding the level of participation in any of these plans was completed outside of a “blackout period,” as discussed in Section 3.3.1 and 3.4 below.

3.2.1.4    Retirement Plans
This policy permits purchases of Company stock in the Company’s retirement plans resulting from a periodic contribution of money to the plan by the Company on a Covered Person’s behalf or under a payroll deduction election. Refer to Section 3.2.2.2 below for restricted Trades involving retirement plans.

3.2.1.5    Trades under a Rule 10b5-1 Trading Plan
This policy permits Trades in Company Securities entered into under a pre-arranged trading plan implemented in compliance with SEC’s Rule 10b5-1 and adopted under Section 3.5 below.

3.2.2    Restricted Transactions
The trading restrictions in this policy apply to the following:

3.2.2.1    Stock Options
This policy restricts any sale of stock to generate the cash needed to pay an option’s exercise price. This restriction includes any type of broker-assisted cashless exercise, including “exercise-and-sell-to-cover” transactions (where the option is exercised and only enough shares are simultaneously sold in the market to cover costs) and “exercise-and-sell” transactions (where the option is exercised and all shares are simultaneously sold in the market, with a portion of the proceeds used to cover costs).

3.2.2.2    Retirement Plans
This policy restricts elections made under Company retirement plans, including (i) any election to increase or decrease the percentage of periodic contributions that will be allocated to the purchase of Company Securities, (ii) any election to make an intra-plan transfer of an existing account balance into or out of Company Securities, (iii) any election to take a cash contribution or borrow cash against a retirement plan account if the withdrawal or loan will result in the liquidation of some or all Company Securities held and (iv) any election to pre-pay a retirement plan loan if the pre-payment results in the allocation of loan proceeds to Company Securities.

3.3    Additional Restrictions for Leidos Insiders and Control Group Members
In addition to the general restrictions in this policy applicable to all Covered Persons, Leidos Insiders and Control Group members are subject to the additional restrictions set forth below.

3.3.1    Compliance with Quarterly Blackout Periods
The public disclosure or release of earnings results is a particularly sensitive period for Trades in Company Securities since Leidos Insiders and Control Group members may be aware of Material Nonpublic Information about the Company’s expected financial results. Accordingly, no Leidos Insider or Control Group member may conduct Trades involving Company Securities during the period (i) beginning on the 15th day of the third month of each fiscal quarter and (ii) ending at the close of the second full trading day after public disclosure of the prior fiscal quarter’s financial results.

The Compliance Officer will remind Leidos Insiders and Control Group members immediately before the beginning of a Quarterly Blackout Period that they are subject to a Quarterly Blackout Period.

3.3.1.1    Limit Orders
A limit order is an order to buy or sell a stock at a specific price or better. Limit orders can result in an automatic Trade on a later date and may create the appearance of impropriety. Leidos Insiders and Control Group members must cancel any limit, standing, or other automatic orders before a Quarterly Blackout Period starts, except if the Trade order is part of a Rule 10b5-1 trading plan adopted under Section 3.5 below.

3.3.2    Compliance with Preclearance Procedures

3.3.2.1    Preclearance Required for all Control Group Members
All Control Group members must obtain written preclearance from the Compliance Officer before Trading in Company Securities or establishing, amending or terminating Rule 10b5-1 trading plans. This requirement applies to all Trades involving Company Securities, whether the Trade is for the Control Group member’s own account, one over which they exercise control, or one in which they have a beneficial interest, including Trades by such Control Group member’s Family Members or entities that the Control Group member or their Family Members influence or control, as discussed in Section 2.1 above.

3.3.2.2    Preclearance Procedures
(a)Preclearance Requests. All requests for preclearance must be submitted via e-mail to the Compliance Officer with a copy to InsiderTradingPolicy@leidos.com at least two (2) business days in advance of the proposed Trade. The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked or limited by a blackout period, a grant of preclearance will typically remain valid until the close of trading five (5) business days following the day it was granted. If the transaction does not occur during the five days, preclearance of the transaction must be re-requested.

(b)Rejection of Trading Requests. The Compliance Officer may close a trading window to some or all Control Group members without prior notice. The existence of the preceding approval procedures does not in any way obligate the Compliance Officer to approve any Trades requested by the Control Group member. The Compliance Officer may reject any trading requests in their sole and reasonable discretion. If a Control Group member seeks preclearance and permission to engage in the transaction is denied, they should refrain from initiating any transaction in Company Securities and should not inform other persons of the restriction.

(c)Subsequent Events. If the Control Group member comes into possession of information that is believed to be Material Nonpublic Information after obtaining preclearance but before the proposed Trade is completed, the Control Group member must immediately inform the Compliance Officer and not complete the proposed Trade until approval has been obtained.

3.3.3    Limitations on Short Term or Speculative Transactions
Short-term or speculative Trades in Company Securities carry a greater risk of liability for insider trading violations and create an appearance of impropriety. Accordingly, Leidos Insiders and Control Group members are subject to the restrictions set forth below with respect to certain Trades involving Company Securities. Although these restrictions only expressly apply to Leidos Insiders and Control Group members, all other Covered Persons are strongly discouraged from engaging in these types of Trades because of the heightened risk of insider trading violations associated with such Trades:

(a)Section 16(b) Limitation on Short-Swing Sales. Control Group members that are Section 16 Individuals must conduct their Trades in Company Securities in a manner designed to comply with the “short-swing” trading rules of Section 16(b) of the Exchange Act (as defined in Section 6.6). These rules generally prohibit a Section 16 Individual from purchasing and selling (or selling and purchasing) Company Securities on the open market within a six-month period and require them to disgorge to the Company any profits received from such sales (regardless of whether the person was aware of any Material Nonpublic Information at the time of the sale).

(b)Short Sales. Leidos Insiders and Control Group members may not engage in the short sale of Company Securities. A short sale is a sale of Securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of Company Securities evidence an expectation on the part of the seller that the Securities will decline in value and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance.

(c)Publicly-Traded Options. Leidos Insiders and Control Group members may not engage in any Trades in puts, calls or other derivatives involving Company Securities on an exchange or other organized market. These types of derivative Trades are, in effect, a bet on the short-term movement of the Company’s stock and therefore create the appearance of Trading based on inside information.

(d)Pledge and Margin Transactions. Leidos Insiders and Control Group members may not hold Company Securities in a margin account or otherwise pledge Company Securities as collateral for a loan. These types of Trades raise insider trading concerns because a foreclosure or margin sale may occur at a time when a Leidos Insider or Control Group member is aware of Material Nonpublic Information or is otherwise not permitted to Trade in Company Securities.

(e)Hedging Transactions. Leidos Insiders and Control Group members may not engage in hedging or other monetization Trades (such as “zero cost” collars, forward contracts, equity swaps or other similar or related Trades involving Company Securities) because of the heightened risk of insider trading violations associated with such Trades.

(f)Discretionary Accounts. If a Leidos Insider or a Control Group member is considering or has already established an account managed by an outside broker or another party where transactions can be executed by such broker or party at their discretion (commonly known as a “discretionary account”), such Leidos Insider or Control Group member must place a blanket prohibition on Trades in Company Securities in that account. Trades in discretionary accounts that occur during a blackout period could expose the Leidos Insider or Control

Group member to liability and subject the Company to insider trading allegations or create the appearance of impropriety.

In addition to the Trades set forth above, from time to time, effective immediately upon notice or as otherwise provided by the Company, the Company may determine that other types of Trades by Covered Persons in Company Securities shall be prohibited or shall be permitted only with the prior written consent of the Compliance Officer.

3.4.    Compliance with Special Blackout Periods
In addition to the regularly scheduled quarterly blackout periods, the Company may, from time to time, designate other periods as special blackout periods (for example, if there is some development with the Company’s business that merits a suspension of Trading by Covered Persons). A special blackout period may cover and restricts Trading in Company Securities or Securities of other companies and business partners. The Company may or may not widely announce the commencement of a special blackout period, as that information can itself be sensitive information. The Compliance Officer will notify Covered Persons covered by the special blackout period immediately before its effective date.

If a Covered Person is informed that the Company has implemented a special blackout period, they must not disclose the fact that Trading has been restricted to anyone, including other Covered Persons (who may themselves not be subject to the blackout), Family Members, friends or brokers. Therefore, the imposition of a special blackout period and any communications related to them should be treated as Material Nonpublic Information.

3.5.    Trading Plans
The Company strongly encourages Control Group members to conduct Trades in Company Securities through pre-arranged written trading plans under Rule 10b5-1 of the Exchange Act. Control Group members using trading plans must act in good faith with respect to the contract, plan trading instructions and the trading plan as a whole, and such plan must be established at a time when the person is not aware of Material Nonpublic Information. When appropriately adopted, trading plans can provide an affirmative defense against accusations of insider trading, even if actual Trades made under the plan are executed at a time when the person may be aware of Material Nonpublic Information.

Trading plans must satisfy the following requirements:
(a)Plan Structure. Trading plans (i) must include specific instructions regarding the amount, price and date of Trades, (ii) provide for a Cooling-Off Period (as defined in Section 6.5), (iii) cover a minimum trading period of at least six months, (iv) terminate no more than one year from the date of the plan’s execution and (v) provide for a minimum of two separate Trades.

The Compliance Officer may, at its discretion, authorize the use of a “single-trade” plan for a Control Group member only once during any 12-month period.

(a)Certification requirements. All trading plans must include a representation in the plan certifying that the Control Group member, at the time of the adoption of a new or modified Rule 10b5-1 plan: (1) is not aware of material nonpublic information about the Company or its securities, and (2) is adopting the contract, instruction, or plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

(b)No subsequent influence. Trades must take place exactly as specified in the trading plan, and the Control Group member must not exercise any subsequent influence over how, when or whether to effect Trades. Once the plan is adopted, the Control Group member should refrain from further communications with the administering broker regarding the plan (other than notices that Trades have been executed), as clarifications regarding orders in the plan may be considered an attempt to influence the Trades.

(c)No outside Trades. Once the plan is established, the Control Group member cannot enter into a corresponding or hedging position, as those may be deemed a plan modification. Trades outside the trading plan cannot involve Securities subject to such trading plan.

In addition, Control Group members may not have another outstanding (and may not subsequently enter into any additional) contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1 for Trades in any class of Securities of the Company on the open market during the same period.

(d)Amendments, suspensions and early termination. Amendments, suspensions or early terminations of Trading Plans are strongly discouraged, as they may interfere with the availability of the affirmative defense under Rule 10b5-1 and are only permitted under exceptional circumstances at a time when the person is not aware of Material Nonpublic Information. Any such amendments, suspensions or early terminations must be operated in good faith and are subject to preclearance and must be approved by the General Counsel. If approved, the Control Group member will be subject to a Cooling-Off Period between the date of the amendment or early termination and the date of the first Trade thereafter, whether under the original, amended or subsequent trading plan.

Amendments to trading plans that do not change the sales or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of transactions under a Rule 10b5-1 plan (such as an adjustment for stock splits or a change in account information) will not trigger a new Cooling-Off Period.

(e)No overlapping plans. Control Group members may not enter into multiple overlapping trading plans.

All Trading Plans must be precleared before execution and reviewed by the Compliance Officer before adoption, irrespective of the broker being utilized.

3.6    Policy Review and Acknowledgment
On an annual basis, the Compliance Officer shall require that Control Group members review this policy and complete an acknowledgment of such review. In addition, the Compliance Officer will also review any changes in the securities laws with Control Group members as necessary or appropriate.

4.    References (list of related Procedures, external references, etc.)
The following procedure is invoked by this policy:

•Procedure PR-LG-2.1: Disclosure of Material Non-Public Information

5.    Responsibilities

5.1    General Counsel or Designee
The General Counsel or the General Counsel’s designee(s) shall serve as the compliance officer for this policy. Covered Persons or their supervisors wishing to determine whether a proposed Trade in Company Securities complies with this policy are encouraged to seek guidance from the Compliance Officer before initiating the activity with a copy to InsiderTradingPolicy@leidos.com.

5.2    Covered Persons
All Covered Persons shall be responsible for compliance with this policy, as discussed in Section 1.

6.    Definitions

6.1    “Company” collectively refers to Leidos Holdings, Inc. and its subsidiaries.

6.2    “Covered Person” collectively refers to all employees of the Company, all officers of the Company and all members of the Company’s board of directors and any consultants, advisors or contractors to the Company who are subject to the Company’s policies, either through an engagement, non-disclosure, or other agreement related to the services provided or who are reasonably expected to be exposed to Material Nonpublic Information through their relationship with the Company, or as designated by the General Counsel from time to time.

6.3    “Compliance Officer” refers to the Company’s General Counsel or the General Counsel’s designee(s).

6.4    “Control Group member” refers to each of the members of the Company’s board of directors, Section 16 Individual and Company employees at the Senior Vice President level and above.

6.5    “Cooling-Off Period” refers, for Control Group members, to the later of (1) 90 days after the adoption, amendment or termination of a trading plan or (2) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted. For individuals other than Control Group members, “Cooling-Off Period” means 30 days after the adoption, amendment or termination of a trading plan.

6.6    “Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

6.7    “Family Member” refers to (i) family members who reside with a Covered Person (including spouse, parents, stepparents, grandparents, children, stepchildren, grandchildren and siblings, including any such relationship that arises through marriage or by adoption), (ii) any other members of the Covered Person’s household, whether or not they are related to the Covered Person (including roommates), and any family members who do not live in the Covered Person’s household but whose Trades in Company Securities are directed by the Covered Person or are subject to their influence or control, such as parents or children who consult with the Covered Person before they Trade in Company Securities.

6.8    “Material Nonpublic Information”

6.8.1    “Material Information” is information that would be considered important to a reasonable investor in deciding whether to purchase, hold or sell Company Securities. Any information that could be expected to affect the Company’s stock price, whether positive or negative, should be considered material. Materiality is assessed based on facts and circumstances and is often viewed by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, there are some categories of information that are particularly sensitive and that are generally considered material, which includes:

•financial results and projections (especially to the extent they differ from analysts’ published expectations);
•changes in previously announced financial guidance or the decision to suspend financial guidance;
•changes in senior management or the board of directors;
•Company strategic plans;
•changes in the Company’s independent auditors or accounting policies or notification that the auditor’s reports may no longer be relied upon;
•pending or proposed merger, acquisition, divestiture, tender offer or other significant corporate transactions;
•gain or loss of a major contract, order, customer, supplier or financing source;
•actual or threatened major litigation or investigation or their resolution;
•major product or service announcements;
•impending bankruptcy or the existence of severe liquidity problems;

•stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts;
•capital investment plans and changes in such plans;
•purchases or redemptions by the Company of its own securities;
•any other major problems or successes of the business; and
•any of the above regarding a business partner or other company obtained as a result of a relationship with the Company.

The Company may, from time to time, guide on what it considers to constitute material information. In addition, Covered Persons are encouraged to seek guidance from the Compliance Officer with any questions.

6.8.2    “Nonpublic Information” is information about the Company that is not yet widely disclosed to the public even though it is known by persons within the Company. The Company generally discloses information to the public via a press release, in reports that the Company files with or furnishes to the U.S. Securities and Exchange Commission (SEC) or through other methods (or combination of methods) designed to provide broad, non-exclusionary distribution of information to the public. To avoid the appearance of impropriety, information should not be considered to have been made “public” until after the second full trading day following its public release, whether through a press release, filing with the SEC or otherwise. For example, if the Company were to announce Material Nonpublic Information on Monday afternoon, the information would not be considered to have been made “public” under this policy until after the close of the financial markets on Wednesday.)

6.9    “Net Settlement” refers to a stock option exercise method where the Company withholds enough shares from the exercise to cover the exercise price and delivers the net amount to the optionee.

6.10    “Leidos Insiders” collectively refers to individuals designated as such by the Compliance Officer from time to time based on their access to or awareness of Material Nonpublic Information.

6.11    “Section 16 Individuals” collectively refers to Company directors and officers who are subject to Section 16 of the Exchange Act.

6.12    “Securities” collectively refers to any Company securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as publicly-traded options or swaps relating to Company Securities.

6.13    “Trade” or “Trading” refers to any purchase, sale, pledge, loan, hedge, gift, transfer or other Trade or arrangement that transfers (directly or indirectly) any of the economic benefits of owning Company securities to or from another person.

Rev. 2.1